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farrahshort@paulhastings.com

April 9, 2008

32724.00020

EXEMPTION FILE NUMBER: 82-34717

BY HAND DELIVERY

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Yamaha Corporation – Information Furnished Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of Yamaha Corporation, a corporation incorporated under the laws of Japan (the "Company"), we hereby furnish this letter, including the exhibits attached hereto, to the U.S. Securities and Exchange Commission (the "Commission"), in order to maintain the exemption from Section 12(g) of the Securities Exchange Act, as amended (the "Exchange Act"), afforded to foreign private issuers by Rule 12g3-2(b) thereunder.

Set forth on Schedule 1 attached hereto is a list furnished pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act of the information that, during the month of March 2008, the Company:

(i) has made or is required to make public pursuant to the laws of Japan;

(ii) has filed or is required to file with the Tokyo Stock Exchange and which was made public by the Tokyo Stock Exchange; or

(iii) has distributed or is required to distribute to its security holders.

Pursuant to Rule 12g3-2(b)(4) under the Exchange Act, we are enclosing an English translation or English summary of each of the documents listed on Schedule 1.

This information is being furnished on behalf of the Company under paragraph b(1) of Rule 12g3-2, with the understanding that such information and documents will not be

dlw 4/17

deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter and the enclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

Respectfully submitted,

Farrah C. Short

Farrah C. Short
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc: Mr. Toshihisa Takagi (w/o enclos.), Yamaha Corporation

LEGAL_US_E # 74924030.10

Schedule 1

Information Published, Filed or Distributed During March 2008

1. Yamaha to Establish Sales Subsidiary in Japan for Boesendorfer Pianos (Exhibit 1)

2. Yamaha to Merge Two Subsidiaries in the Professional Audio Equipment Field (Exhibit 2)

Exhibit 1

RECEIVED
2008 APR 16 P 4: 47
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

For immediate release

March 21, 2008

Company Name: YAMAHA CORPORATION
President and
Representative Director: Mitsuru Umemura
Code Number: 7951 (First Section of Tokyo Stock Exchange)

Yamaha to Establish Sales Subsidiary
in Japan for Bösendorfer Pianos

Yamaha Corporation has announced that its Board of Directors, at their meeting held on March 21, 2008, has decided to establish a sales company in Japan for the pianos and other products of piano manufacturer L. Bösendorfer Klavierfabrik GmbH, the Austrian piano manufacturer (Location: Vienna; President: Yoshichika Sakai). Yamaha acquired 100% of the outstanding shares of Bösendorfer in January 2008.

Bösendorfer has a history of about 180 years, and its premium-quality pianos have been prized by countless composers and performers over the years. Prior to becoming a subsidiary of Yamaha Corporation in November 2007, Bösendorfer marketed its products in Japan through Hamamatsu Piano Center (Nihon Bösendorfer), which acted as the exclusive agent, but with the closure of the latter company, an urgent task had been creating new sales channels and providing maintenance services for existing customers. The new sales company that Yamaha will form will be responsible not only for importing and marketing of Bösendorfer-brand pianos but also for tuning and all other maintenance services for Bösendorfer pianos currently in use.

The outline of the new sales company is as follows. Please note also that

plans call for opening a showroom in May 2008 at the sales company's head office (in the Nakano Ward of Tokyo) to allow interested persons to view and play the Bösendorfer pianos on display.

Outline of the new company

Company name: Bösendorfer Japan Co., Ltd.

Date of establishment: April 1, 2008 (Scheduled to begin full-scale operations on May 2, 2008. Between the time of establishment through May 1, the contact address will be the Marketing Planning Department, Domestic Sales & Marketing Division, Yamaha Corporation. Telephone: +81-53-460-2203)

Address: 32-2, Honcho 1-chome, Nakano-ku, Tokyo (May be subject to change.)

Representative: Takehiko Uchiyama, President and Representative Director (Scheduled to take office on April 1, 2008. Currently, Marketing Planning Department, Domestic Sales & Marketing Division, Yamaha Corporation)

Paid-in capital: ¥90 million (100% invested by Yamaha Corporation)

Lines of business: Importing and marketing of Bösendorfer-brand pianos and sales of accessories and other related items. Provision of maintenance services, including tuning and repairs.

Sales target: ¥370 million for the first year of operations

Number of employees: 5

Display center: The new company is scheduled to open a showroom at its head office in May this year. The company is also scheduled to appoint sales agents in Tokyo, Osaka, and Nagoya

For further information, please contact:
Yamaha Corporation
Public Relations Division, Public Relations Group
Telephone: +81-3-5488-6601

For immediate release

March 21, 2008

Company Name: YAMAHA CORPORATION
President and Representative Director: Mitsuru Umemura
Code Number: 7951 (First Section of Tokyo Stock Exchange)

Yamaha to Merge Two Subsidiaries in the Professional Audio Equipment Field

Yamaha Corporation has announced that its Board of Directors, at their meeting held on March 21, 2008, has decided to merge two subsidiaries engaged in providing engineering services related to professional audio equipment installation, Yamaha Sound Technologies Inc. (Head Office: Chuo-ku, Tokyo; President: Shuji Fukushima; hereinafter, Yamaha Sound Technologies), and Fuji Sound Co., Ltd. (Head Office: Chiyoda-ku, Tokyo; President: Masahiro Isobe; hereinafter, Fuji Sound) with an effective date of January 1, 2009. The company formed in the merger will be Yamaha Sound Systems Inc. (hereinafter, YSS).

To strengthen its position in the professional audio equipment business, Yamaha purchased all the issued shares of Fuji Sound from Aso Corporation in February 2007 and has been collaborating with Yamaha Sound Technologies to enhance its business activities and position in the Japanese market. The merger of the two companies and creation of YSS will aim to further develop Yamaha's activities in the professional audio equipment field by strengthening its management base and increasing its competitiveness in this field, based on enhancement of operating efficiency and synergies derived from the sharing of the know-how that will result from the merger and integration of the two companies.

Outlines of the method for the merger, the new company to be formed in the merger, and the two merging companies are as follows. Please note that this is a merger of two subsidiaries and, therefore, will not have a material impact on Yamaha's consolidated performance.

Method for the Merger

Fuji Sound will be the continuing company and it will absorb the operations of Yamaha Sound Technologies, which will be dissolved.

Outline of the New Company to Be Formed through the Merger

Company name: Yamaha Sound Systems Inc. (YSS)
Address: 24-8, Kakigara-cho 1-chome, Nihonbashi, Chuo-ku, Tokyo
Lines of business: Planning, system design, installation, adjustment, maintenance, etc. related to professional audio systems as well as development and manufacturing of related equipment.
Paid-in capital: ¥49.6 million (100% invested by Yamaha)
Representative: To be decided
Number of employees: 140
Sales target: ¥6.0 billion in the third year following the merger
Scheduled date of the merger: January 1, 2009

Outline of the Two Companies to Be Merged

Company name: Yamaha Sound Technologies Inc.
Representative: Shuji Fukushima, President and Representative Director
Address: 24-8, Kakigara-cho 1-chome, Nihonbashi, Chuo-ku, Tokyo
Date of establishment: 1962
Lines of business: Design, installation, adjustment, and maintenance of audio systems in auditoriums and other public facilities.
~~Paid-in capital: ¥100 million (100% invested by Yamaha)~~
Number of employees: 59

Company name: Fuji Sound Co., Ltd.
Representative: Masahiro Isobe, President and Representative Director
Address: 7-22, Rokuban-cho, Chiyoda-ku, Tokyo
Date of establishment: 1946
Lines of business: Design, development, manufacturing, installation, adjustment, and maintenance of professional audio equipment and audio systems
Paid-in capital: ¥49.6 million (100% invested by Yamaha)
Number of employees: 81

For further information, please contact:

Yamaha Corporation
Public Relations Division, Public Relations Group
Telephone: +81-3-5488-6601

END